3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco
direct dial: 215.981.4659
direct fax: 866.422.2114
falcoj@pepperlaw.com

August 13, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Karen L. Rossotto, Senior Counsel

Re:	StoneCastle Financial Corp. (the “Company”)
1940 Act File No. 811-22853
1933 Act File No. 333- 204417

Dear Ms. Rossotto:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 3 (“PEA No. 3) to the Company’s registration statement on Form N-2, provided on August 10, 2018.  PEA No. 3 was filed on June 28, 2018, under the Securities Act of 1933, and under the Investment Company Act of 1940.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in PEA No. 3.  We have organized this letter by setting forth the comments received in italicized text followed by the Company’s response to the Staff’s comments.

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1.              On page 14and 15 of the prospectus, please revise the disclosure regarding CF 2018 to make it more clear in conformance with “plain English” requirements.

Response: The prospectus has been revised to address the Staff’s comment.

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2.              Provide supplementally a summary of the services provided by the Servicer under the Servicing Agreement between the Servicer and CF 2018.

Response: Under the terms of the Servicing Agreement between the Servicer and CF 2018, the Servicer monitors and services the collateral loans with the objective of timely payment of interest and the ultimate repayment of principal on the CF 2018’s term loan, and, on an ongoing basis (and in conjunction with the CF 2018’s third-party collateral administrator), provides all reports, schedules and data to be delivered to CF 2018’s lenders under the terms of credit agreement with its lenders.  The Servicer may dispose of a collateral loan, including defaulted loans, for cash subject to certain quantitative conditions and prior certification to the administrative agent (one of the lenders) that the conditions have been met.  As part of its monitoring of the collateral loans the Servicer obtains information from sources of information available to it as an institutional servicer of collateral loans concerning whether a collateral loan has defaulted.

3.              On page 72 of the prospectus, the second sentence of the first paragraph under the heading “Risk Related to Taxation” has been revised to replace “any of these requirements”  with “the income test and the diversification/asset test requirements.”  Please explain supplementally the reason for the revision removing a reference to certain distribution requirements.

Response:  The reference to certain distribution requirements was removed to more clearly disclose the requirements to qualify as a “regulated investment company” or a RIC.  A registered investment company that meets the income and diversification/asset tests of Subchapter M qualifies as a regulated investment company.  The distribution requirements must be met if in order for the RIC to qualify for pass-through treatment but failure to do so would not change its status as a RIC.

4.              Please file the fee waiver agreement referenced in the Company’s financial statements for the period ending December 31, 2017 as an exhibit to the Registration Statement.

Response: The agreement has been included as an exhibit to the registration statement.

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Please direct any questions concerning this letter to my attention at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Rachel N. Schatten, Esq.
John M. Ford, Esq.
Kathy Churko, Division of Investment Management, U.S. Securities and Exchange Commission